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Exhibit 21.1

Subsidiaries

Name	Jurisdiction of Incorporation
RightNow Technologies Limited	United Kingdom
RightNow Technologies Pty Ltd.	Australia
RightNow Technologies GmbII	Germany
RightNow Technologies Japan	Japan

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  Exhibit 21.1